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Exhibit 99.2

NEXEN INC. 801 - 7th Ave. SW Calgary, AB Canada T2P 3P7 T 403 699-4000 F 403 699-5776 www.nexeninc.com

NEWS RELEASE

For Immediate Release

Nexen files information circular and proxy statement in connection with special meeting of shareholders

Calgary, Alberta, August 24, 2012 — Nexen Inc. (TSX, NYSE: NXY) announced today that it has filed its information circular and proxy statement (the "Circular") with Canadian securities regulators and the U.S. Securities Exchange Commission in preparation for its special meeting of shareholders to be held on Thursday, September 20, 2012 at 8:00 am Mountain Time (10:00 am Eastern Time) at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta. The Circular is available at www.nexeninc.com, www.sedar.com and www.sec.gov.

The Board of Directors unanimously recommends, for the reasons set out in the Circular, that Nexen common and preferred shareholders vote FOR the special resolutions to approve the statutory plan of arrangement (the "Arrangement") involving Nexen, CNOOC Limited and CNOOC Canada Holding Ltd. to be implemented pursuant to the arrangement agreement entered into on July 23, 2012.

Shareholders of record on August 16, 2012 will receive notice of and be entitled to vote at the special meeting. The Circular, which shareholders are expected to receive in the coming days, provides information on, among other things, the Arrangement and voting procedures.

In accordance with the arrangement agreement, Nexen suspended its dividend reinvestment plan on July 26, 2012.

Completion of the Arrangement is conditional upon approval of at least 66 2/3% of the votes cast by the common shareholders and satisfaction of other customary conditions including regulatory approvals in Canada, the United States, China and elsewhere and the approval by the Court of Queen's Bench of Alberta. It is expected that the Arrangement will be completed in the fourth quarter of 2012.

Nexen has retained Laurel Hill Advisory Group to act as proxy solicitation agent and to respond to inquiries from shareholders. Laurel Hill may be contacted by telephone at 1-877-304-0211 or 416-304-0211 or via email at assistance@laurelhill.com.

Nexen Inc. is an upstream oil and gas company listed on the Toronto and New York stock exchanges under the symbol NXY. Nexen operates oil sands and shale gas in Western Canada and conventional exploration and development primarily in the UK North Sea, offshore West Africa and Gulf of Mexico.

Forward-looking statements

Certain statements in this release constitute "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or "forward-looking information" (within the meaning of applicable Canadian securities legislation). Such statements or information (together "forward-looking statements") are generally identifiable by the forward-looking terminology used such as"believe", "anticipate", "intend", "plan", "expect", or other similar words and include statements related to or associated with the special meeting of shareholders of Nexen and the Arrangement. All of the forward-looking statements in this release are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although Nexen believes these assumptions are reasonable, they are not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include: that the business of our special meeting concludes as anticipated; the timing and receipt of the necessary regulatory, court and other approvals; and the time necessary to satisfy all other conditions to the closing of the Arrangement. Nexen believes the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results and achievements to differ materially from those expressed or implied by such statements. Although Nexen believes the expectations conveyed by the forward-looking statements are reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results and achievements. Undue reliance should not be placed on the forward-looking statements contained herein, which are made as of the date hereof and, except as required by law, Nexen undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers should also refer to the Risk Factors contained in Nexen's 2011 Annual Information Form, and to the Quantitative Disclosures about Market Risk and Forward-Looking Statements contained in the Company's 2011 Management Discussion and Analysis.

For investor relations inquiries, please contact:	For media and general inquiries, please contact:

Janet Craig	Pierre Alvarez
Vice President, Investor Relations	Vice President, Corporate Relations
(403) 699-4230	(403) 699-5202

801 - 7th Ave SW
Calgary, Alberta, Canada T2P 3P7
www.nexeninc.com

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  Exhibit 99.2
Nexen files information circular and proxy statement in connection with special meeting of shareholders